Exhibit 99.1

Niu Technologies Provides Second Quarter 2024 Sales Volume Update

BEIJING, China, July 04, 2024 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the second quarter 2024.

	2Q 2024	2Q 2023	1H 2024	1H 2023
China Market	207,552	178,567	317,667	260,085
International Markets	48,610	33,429	67,634	46,318
Total	256,162	211,996	385,301	306,403

In the second quarter of 2024, NIU sold 256,162 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. The number of units sold in China market and international markets was 207,552 and 48,610, respectively.

In China, the NXT and N-play models maintained their first-quarter momentum as top sellers, and total new product sales accounted for over 50% of total domestic sales. During the "618 Shopping Festival," the NXT ranked first in the "Top New Electric Bicycles" chart on Tmall.com. Additionally, we debuted two models designed specifically for female riders this quarter: the Ms model, featuring a classic and minimalist aesthetic in refreshing summer hues, and the O series, combining elegant design with unique ergonomics. Models for female riders contributed over 10% of our domestic sales. The strong performance of these new products validates our strategy, initiated at the beginning of the year, to enhance our classic series and broaden our appeal to a more diverse demographic range.

In international markets, our micro-mobility sales grew over 50% year over year. Our micro-mobility products, including the K-air, K-youth, K1, K2, K3, and e-bikes effectively rounding out our product portfolio. These products are available across the US and EU through leading retailers such as Best Buy, MediaMarkt, and Boulanger, among others. We believe this strategic move is poised to further enhance our global presence in various markets.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, F series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

E-mail: ir@niu.com